                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Twelve-Month Period Ended December 31, 2001

Commission File No. 0-20165

A. Full title of the plan and the address of the plan if different from that of the issuer named below:


           STERIS Corporation 401(k) Plan and Trust

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

           STERIS Corporation
           5960 Heisley Road
           Mentor, Ohio  44060

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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

STERIS Corporation 401(k) Plan and Trust

December 31, 2001 and 2000, and the Year ended December 31, 2001 with Report of Independent Auditors

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                    STERIS Corporation 401(k) Plan and Trust

             Audited Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000,
                      and the Year ended December 31, 2001


                                    Contents

Report of Independent Auditors ....................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits ...................  2
Statement of Changes in Net Assets Available for Benefits .........  3
Notes to Financial Statements .....................................  4


Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) ...  9

Exhibit

Exhibit 23 - Consent of Independent Auditors ...................... 11

                         Report of Independent Auditors

Board of Directors
STERIS Corporation
Mentor, Ohio

We have audited the accompanying statements of net assets available for benefits of the STERIS Corporation 401(k) Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects in relation to the financial statements taken as a whole.

                                               /s/ Ernst & Young LLP
Cleveland, OH
June 24, 2002


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                               STERIS Corporation
                              401(k) Plan and Trust

                 Statements of Net Assets Available for Benefits

                                                  December 31
                                           2001                 2000
                                   --------------------------------------------
Assets

Investments, at fair value           $     154,545,333    $     154,510,912

Receivables:
   Employer contributions                      804,357              862,727
   Employee contributions                            -               74,738
   Accrued income and other                     56,192              103,144
                                   --------------------------------------------
Total receivables                              860,549            1,040,609
                                   --------------------------------------------
Total assets                               155,405,882          155,551,521

Liabilities

Accrued purchase of investments                (54,968)             (77,672)
                                   --------------------------------------------
Net assets available for benefits    $     155,350,914    $     155,473,849
                                   ============================================


See accompanying notes.

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                               STERIS Corporation
                              401(k) Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                      For the Year ended December 31, 2001


Additions

Interest and dividends                                 $        7,967,276

Contributions:
   Participant                                                 10,559,982
   Employer                                                     3,698,167
   Rollovers                                                      340,047
                                                     ----------------------
                                                               14,598,196

                                                     ----------------------
Total additions                                                22,565,472

Deductions

Net depreciation in fair value of investments                  10,448,609
Benefits paid directly to participants                         12,131,210
Administrative expenses                                           108,588
                                                     ----------------------
Total deductions                                               22,688,407
                                                     ----------------------

Net decrease                                                     (122,935)

Net assets available for benefits:

   Beginning of year                                          155,473,849
                                                     ----------------------
   End of year                                         $      155,350,914
                                                     ======================


See accompanying notes.

                               STERIS Corporation
                             401(k) Plan and Trust

                         Notes to Financial Statements

                           December 31, 2001 and 2000


1. Description of Plan

The following brief description of the STERIS Corporation 401(k) Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for complete information regarding the Plan's provisions.

General

The Plan is a defined contribution plan administered by STERIS Corporation (the Company, STERIS, or Plan Administrator). All domestic employees of STERIS and certain subsidiaries who have completed three months of service and have attained the age of 18 are eligible to participate. The assets of the Plan are maintained and the transactions therein are executed by KeyBank (the Trustee), who also serves as the Plan recordkeeper. Employee participation in the Plan is voluntary and enrollment in the Plan is permitted on the first day of each January, April, July, and October (an entry date). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

A participant is permitted to contribute between 1 percent and 10 percent of his or her compensation received during a calendar year. All contributions made by a participant must be "before-tax" deferred compensation contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may make matching discretionary contributions to a participant's account. The level of matching contributions is determined quarterly by the Company. Employer contributions are allocated to each participant's account in accordance with the investment election choices made by the participant. For the year ended December 31, 2001, the Company made a 50 percent matching contribution in cash on the first 6 percent of participant contributions.

Vesting

All participants are immediately vested in their contributions plus actual earnings thereon and are fully vested in Company matching contributions plus actual earnings thereon at such time the contribution is made, except for the participants of certain subsidiaries which are fully vested upon completion of seven years of service.

                               STERIS Corporation
                             401(k) Plan and Trust

                   Notes to Financial Statements (continued)


1. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, loans, withdrawal transfers and investment fees. The net value of each participant account is established at the close of each business day through the valuation of each fund's assets at market value.

A participant may elect to invest contributions, including the Company contributions, in any combination of the investment funds offered by the Plan, including STERIS Corporation common stock, in 5 percent increments.

Participants can change their investment direction at any time. A participant may elect to have a portion or all of the balance of his prior contributions (in increments of 5 percent) transferred from any fund in which it is invested to any other fund.

Plan Withdrawals and Distributions

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement elect to receive installment payments over a period not exceeding the life expectancy of the participant or their beneficiary. An employed participant who is age 59-1/2 or older or who has a specific financial hardship may withdraw a portion of their account.

Participants Loans

Participants currently employed may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years and are secured by the balance in the participants account. The loans bear interest at a rate established by the Trustee. Principal and interest is paid through payroll deductions.

                               STERIS Corporation
                             401(k) Plan and Trust

                   Notes to Financial Statements (continued)


1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors and without approval of its shareholders, has the right under the Plan to amend, suspend, or terminate the Plan in its entirety subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Expenses

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the employer elects to pay such amounts. The Company has elected to pay audit and consulting fees only.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments in common stock are stated at fair value which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investment funds are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                               STERIS Corporation
                             401(k) Plan and Trust

                   Notes to Financial Statements (continued)


2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Transactions with Parties-in-Interest

Party-in-interest transactions include the investment in the special funds of the Trustee and the payment of administrative expenses.

The Plan purchased common shares of the Company for $7,235,476 and sold common shares of the Company for $8,429,383 during the year ended December 31, 2001.

4. Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated November 23, 1992, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                               STERIS Corporation
                             401(k) Plan and Trust

                   Notes to Financial Statements (continued)


5. Investments

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

                                                                       Net
                                                                  Appreciation/
                                                                  (Depreciation)
                                                                  in Fair Value
                                                                  of Investments
                                                              -----------------------
     Fair value as determined by quoted market prices:

        STERIS Corporation common shares                        $      4,605,486
        Mutual funds                                                 (14,096,737)
        Common/collective fixed income investment funds                 (957,358)
                                                              -----------------------
                                                                $    (10,448,609)
                                                              =======================

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                                   December 31
                                                              2001              2000
                                                       --------------------------------------
     Victory Stock Index Fund                            $    43,920,306    $    57,116,818
     Victory Balanced Fund                                    38,762,313         43,891,361
     STERIS Corporation common shares                         34,111,351         31,232,077
     Victory DCS Magic Fund (EB Magic Fund in 2000)           17,856,888         14,772,920
     Pimco Total Return Fund                                   8,519,030                  -

                               STERIS Corporation

                              401(k) Plan and Trust

                        EIN: 34-1482024     Plan Number--001

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                     Description of Investment
                                     Including Maturity Date,
Identity of Issue, Borrower,              Rate of Interest
  or Lessor Similar Party              Par, or Maturity Value                Current Value
-----------------------------------------------------------------------------------------------
Common Stock
*STERIS                            STERIS Corporation common shares        $      34,111,351

Mutual Funds
*KeyBank National Association      Victory Stock Index Fund                       43,920,306
                                   Victory Balanced Fund                          38,762,313
                                   Pimco Total Return Fund                         8,519,030
                                   Neuberger Berman Genesis Asset Fund             2,902,726
                                   Fidelity Advisor Mid Cap Fund                   2,132,986
                                   Victory Diversified Stock Fund                  1,817,143
                                   American Europacific Growth Fund                  506,676
                                   EB Money Market Fund                               57,849
                                                                         ----------------------
                                                                                  98,619,029

Common/Collective Fixed
   Income Investment Funds
*KeyBank National Association      Victory DCS Magic Fund                         17,856,888

Other
*Participant Loans                 Bearing interest between 6% and 10.5%
                                      and maturing through 2006                    3,958,065
                                                                         ----------------------
                                                                           $     154,545,333
                                                                         ======================


* Indicates party-in-interest to the Plan.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  STERIS Corporation 401 (k) Plan and Trust

Dated:  June 26, 2002             By: /s/  William L. Aamoth
                                      -------------------------------------
                                           William L. Aamoth
                                           Treasurer


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